SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                      AMENDMENT NO. 2 TO SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               MAPICS, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $.01 per share
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                      (Title of Class of Securities)

                                 564910107
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                              (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                             November 9, 1999
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 564910107                13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                       (a) /   /
                                                    (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,139,200
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,139,200
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,139,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                  /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%

14   TYPE OF REPORTING PERSON*

     CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the Statement on Schedule 13D,relating to shares of common stock, par value $0.01 per share (the "Common Stock") of Mapics, Inc. (the "Issuer"), as filed on February 8, 1999, and amended on June 3, 1999 (the "Statement"). The Statement is hereby further amended and supplemented as follows:

ITEM 4.   PURPOSE OF THE TRANSACTION

     Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners and Mr. Tannenbaum may contact the Issuer and/or other shareholders or third parties regarding potential strategies to increase shareholder value. In connection with such contacts with the Issuer regarding potential strategies to increase shareholder value, Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have entered into a Confidentiality Agreement with the Issuer in order to gain access to certain information that the Issuer considers confidential. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in or relate to any matters listed in subparagraphs (a) - (j) of Item 4 of the Special Instructions for complying With Schedule 13D:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of November 16, 1999, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 2,139,200 shares of Common Stock of the Issuer or 12.2% of the shares outstanding. The 2,139,200 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

      The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on November 16, 1999, is based on 17,590,523 outstanding shares of Common Stock as of August 6, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) There have been no transactions in the Issuer's securities by Fir Tree Partners since the last filing or during the last sixty days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    November 16, 1999


                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:/S/JEFFREY TANNENBAUM
                                 -------------------------------
                                 JEFFREY TANNENBAUM, President


                              /S/JEFFREY TANNENBAUM
                              ----------------------------------
                              Jeffrey Tannenbaum